SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Clarus Corporation
(Name of Issuer)

Common Stock, par value US$0.0001
(Title of Class of Securities)

18270P109
(CUSIP Number)

July 1, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18270P109	Schedule 13G	Page 2

1	NAMES OF REPORTING PERSONS Cropley Nominees Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,315,121 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,315,121 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,121 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.35%*
12	TYPE OF REPORTING PERSON CO

* This percentage is determined based on 31,484,931 shares of common stock issued and outstanding as of June 29, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(2) on July 1, 2021.

CUSIP No. 18270P109	Schedule 13G	Page 3

1	NAMES OF REPORTING PERSONS Cropley Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,315,121 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,315,121 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,121 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.35%*
12	TYPE OF REPORTING PERSON OO

 * This percentage is determined based on 31,484,931 shares of common stock issued and outstanding as of June 29, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(2) on July 1, 2021.

CUSIP No. 18270P109	Schedule 13G	Page 4

1	NAMES OF REPORTING PERSONS Richard Oswald Cropley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,315,121 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,315,121 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,121 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.35%*
12	TYPE OF REPORTING PERSON IN

 * This percentage is determined based on 31,484,931 shares of common stock issued and outstanding as of June 29, 2021 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(2) on July 1, 2021.

CUSIP No. 18270P109	Schedule 13G	Page 5

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Clarus Corporation, a Delaware corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 2084 East 3900 South, Salt Lake City, Utah 84124.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by (i) Cropley Nominees Pty Ltd, (ii) Cropley Family Trust, and (iii) Richard Oswald Cropley. Richard Oswald Cropley, the sole director of Cropley Nominees Pty Ltd, is the natural person who hold the voting and dispositive power with respect to the shares of common stock held by Cropley Nominees Pty Ltd, in its capacity as trustee of the Cropley Family Trust.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office Cropley Nominees Pty Ltd and Cropley Family Trust is 22 Hanson Place Eastern Creek, NSW 2766, Australia. The address of Richard Oswald Cropley is 1 Government Road, Mosman, NSW 2088, Australia.

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated hereto by reference for each Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value US$0.0001.

Item 2(e).	CUSIP NUMBER:

18270P109

CUSIP No. 18270P109	Schedule 13G	Page 6

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________

Not applicable.

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. 18270P109	Schedule 13G	Page 7

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021

Cropley Nominees Pty Ltd
By:	/s/ Richard Oswald Cropley
Name:	Richard Oswald Cropley
Title:	Sole Director

Cropley Family Trust
By:	Cropley Nominees Pty Ltd
By:	/s/ Richard Oswald Cropley
Name:	Richard Oswald Cropley
Title:	Sole Director

Richard Oswald Cropley
By:	/s/ Richard Oswald Cropley
Name:	Richard Oswald Cropley